Mail Stop 3561

April 27, 2010

By Facsimile and U.S. Mail

Mr. James F. McCann
Chief Executive Officer
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, New York 11514

> **Re: 1-800-FLOWERS.COM, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended June 28, 2009**
> **Filed September 11, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 23, 2009**
> **Quarterly Report on Form 10-Q/A for the Period Ended September 27, 2009**
> **Filed December 18, 2009**
> **Quarterly Report on Form 10-Q for the Period Ended December 27, 2009**
> **Filed February 5, 2010**
> **File No. 000-26841**

Dear Mr. McCann:

     We have completed our review of your Annual Report on Form 10-K for the fiscal year ended June 28, 2009 and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director